

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Via U.S. Mail and Fax (800) 731-6120

Eng Kok Yap
Lans Holdings Inc.
c/o David S. Jennings, Esq.
330 Carousel Parkway
Henderson, Nevada 89014

>   **Re: Lans Holdings Inc.**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
>   **November 30, 2009**
>   **Filed December 2, 2010**
>   **File No. 333-148385**

Dear Mr. Yap:

     We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director

cc: David S. Jennings, Esq.
       Via Fax (800) 731-6120